Exhibit 99.1

Dominion Diamond Corporation Reports approval for the A-21 Pipe at Diavik

YELLOWKNIFE, Nov. 26, 2014 /CNW/ - Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the "Company" or "Dominion") reports that Rio Tinto plc, the parent company of the operator of the Diavik Diamond Mine (Diavik Diamond Mines (2012) Ltd. ("DDMI")), has approved the development of the A-21 pipe at the Diavik Diamond Mine, in which the Company holds a 40% stake. DDMI has estimated the total capital cost for the development of the A-21 pipe to be approximately US$350 million at the Company's estimated Canadian/US dollar exchange rate of $1.11 (on a 100% basis), with the Company's share being US$140 million. The A-21 resource is well understood, and A-21 diamond production is planned for late calendar 2018. The A-21 production will provide an important source of incremental supply for Diavik, ensuring the continuation of existing production levels.

The A-21 ore body is located under a lake requiring construction of a dike to isolate the open pit operations. The bulk of the requisite infrastructure for the A-21 pipe is already in place from the previous dike construction and pit operations at the Diavik Diamond Mine, and the necessary operating licenses and agreements are in place for project implementation. The A-21 ramp up is anticipated to commence immediately, with the first equipment and supplies scheduled to be transported in early 2015 to the Diavik mine site on the seasonal winter ice road.  Four years of dike construction and pre-stripping (2015-2018) are expected to be followed by approximately five years of open-pit mining.  The Diavik Joint Venture has approved the 2015 programme of works.  Expenditure on the development of the A-21 pipe in 2015 will relate to crushing costs, pipeline construction and initial dike foundation and abutment work in preparation for expected dike construction during the 2016 and 2017 summer seasons. Pre-stripping of the open pit is expected to commence in 2018 following dewatering of the pool within the dike.

DDMI has estimated that the A-21 pipe contains (on a 100% basis) 3.6 million tonnes of measured resources, at a grade of 2.8 carats per tonne, and 0.4 million tonnes of indicated resources at a grade of 2.6 carats per tonne. These estimates are as of December 31, 2013. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The Company intends to publish a detailed summary of the updated reserves only mine plan for the Diavik Diamond Mine, plus A-21, once these have been approved by DDMI. The Company expects to receive an updated estimate of the mineral reserves and mineral resources at the Diavik Diamond Mine from DDMI in the first calendar quarter of 2015.

Using the prices from the Company's September 2014 rough diamond sale and the current diamond recovery profile of the Diavik processing plant, the Company has modeled the approximate rough diamond price per carat for the A-21 pipe to be approximately US$145 per carat.

Forward-Looking Information
Information included herein that is not current or historical factual information, including information about estimated mine life and other development plans regarding mining activities at the Diavik Diamond Mine, estimated resources at the A-21 pipe, projected capital costs, and future diamond prices, constitute forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information can generally be identified by the use of terms such as "may", "will", "should", "could", "expect", "plan", "anticipate", "foresee", "appears", "believe", "intend", "estimate", "predict", "potential", "continue", "objective", "modeled", "hope", "forecast" or other similar expressions concerning matters that are not historical facts. Forward-looking information is based on certain factors and assumptions including, among other things, mining, production, construction and exploration activities at the Diavik Diamond Mine; mining methods; currency exchange rates; estimates related to the capital expenditures required to bring the A-21 pipe into production, required operating and capital costs; labour and fuel costs; world and US economic conditions; future diamond prices; and the level of worldwide diamond production. These assumptions may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Diavik Diamond Mine, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this disclosure, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the currently expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

Qualified person
The scientific and technical information contained in this press release has been prepared by Diavik Diamond Mines (2012) Inc., operator of the Diavik Diamond Mine, under the supervision of Calvin Yip, P. Eng., Principal Advisor, Strategic Planning of Diavik Diamond Mines (2012) Inc., and a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines.  Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional resources, and also owns 40% of the Diavik Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world's third largest producer of rough diamonds by value.

For more information, please visit www.ddcorp.ca

SOURCE Dominion Diamond Corporation

%CIK: 0000841071

For further information: Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@ddcorp.ca; Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@ddcorp.ca

CO: Dominion Diamond Corporation

CNW 18:19e 26-NOV-14